RECEIVED FEB 2 5 2011 WASH, D.C. 189 SEC MAIL SECTION

11016401

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-9312~~ 68068

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 01, 2010 (MM/DD/YY) AND ENDING DECEMBER 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CAPITAL VALUE ADVISORS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

188 INVERNESS DRIVE WEST, SUITE 110
(No. and Street)

ENGLEWOOD, COLORADO 80112
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CHRIS YOUNGER 303-243-5601
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BAUERLE AND COMPANY, P.C.
(Name – *if individual, state last, first, middle name*)

1720 S. BELLAIRE STREET, SUITE 1010 DENVER, COLORADO 80222
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, CHRIS YOUNGER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CAPITAL VALUE ADVISORS, LLC, as of DECEMBER 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MANAGING DIRECTOR
Title

Notary Public

APRIL L. WILKINSON
NOTARY PUBLIC
STATE OF COLORADO

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPITAL VALUE ADVISORS, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2010

CONTENTS

Bauerle
AND COMPANY

INDEPENDENT AUDITORS' REPORT

To the Members
Capital Value Advisors, LLC
Englewood, Colorado

We have audited the accompanying statement of financial condition of Capital Value Advisors, LLC, as of December 31, 2010, and the related statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capital Value Advisors, LLC, as of December 31, 2010, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit of the financial statements of Capital Value Advisors, LLC for December 31, 2010, was made for the purpose of forming an opinion on the financial statements taken as a whole. The additional supplementary information is a required part of the financial statements in order to fulfill the reporting requirements of the Securities and Exchange Commission and the Financial Industry Regulatory Agency. Such information has been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Bauerle and Company, P.C.
Denver, Colorado

February 17, 2011

1720 S. Bellaire Street, Suite 1010
Denver, CO 80222

MAIN: 303.759.0089
FAX: 303.759.2189
WWW.BCDENVER.COM

CAPITAL VALUE ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

CURRENT ASSETS		
Cash	$	255,493
Accounts Receivable		32,500
Prepaid Expenses		36,895
TOTAL ASSETS	$	324,888

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES		
Accounts Payable	$	23,939
Payroll Taxes Payable		5,658
Total Liabilities		29,597
MEMBERS' EQUITY		295,291
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	324,888

The accompanying notes are an integral part of the financial statements.

CAPITAL VALUE ADVISORS, LLC

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2010

REVENUES		
Commissions		$ 893,894
Services		550,163
Total Revenues		1,444,057
OPERATING EXPENSES		
Advertising and Promotions	$ 75,230	
Contributions	7,000	
Dues and Subscriptions	11,054	
Business Development	15,369	
Insurance	16,716	
Interest	846	
Meals and Entertainment	1,383	
Office Supplies	29,634	
Professional Fees	64,478	
Regulatory Fees	6,528	
Rent	31,916	
Owner Compensation	536,421	
Salaries and Bonuses	159,631	
Contract Labor	48,770	
Payroll Taxes	13,146	
Travel	3,961	
Total Operating Expenses		1,022,083
INCOME FROM OPERATIONS		421,974
INTEREST INCOME		181
NET INCOME		$ 422,155

The accompanying notes are an integral part of the financial statements.

CAPITAL VALUE ADVISORS, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2010

MEMBERS' EQUITY - DECEMBER 31,2009	$	15,000
Member Contributions		58,136
Member Draws		(200,000)
Net Income		422,155
MEMBERS' EQUITY - DECEMBER 31, 2010	$	295,291

The accompanying notes are an integral part of the financial statements.

CAPITAL VALUE ADVISORS, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income		$ 422,155
(Increase) in Assets:		
Accounts Receivable		(32,500)
Prepaid Expenses		(36,895)
Increase in Liabilities:		
Accounts Payable		23,939
Payroll Taxes Payable		5,658
Net Cash Provided By Operating Activities		382,357
CASH FLOWS FROM FINANCING ACTIVITIES:		
Member Contributions	$ 58,136	
Member Draws	(200,000)	
Net Cash (Used In) Financing Activities		(141,864)
NET INCREASE IN CASH		240,493
CASH AT BEGINNING OF YEAR		15,000
CASH AT END OF YEAR		$ 255,493

The accompanying notes are an integral part of the financial statements.

1 Company History, Use of Estimates and Significant Accounting Policies.

Company History. Capital Value Advisors, LLC was organized in November 2008 as a Colorado Limited Liability Company, headquartered in Englewood, Colorado, and began operations in January 2010. The Company is a licensed broker-dealer registered with the Securities and Exchange Commission (SEC) and is a registered member of the Financial Industry Regulatory Authority (FINRA). The Company is engaged primarily in offering private equity investments, debt financing, and other similarly structured investments to corporate investors and/or private equity firms. The Company also acts as an advisor to companies involved in merger and acquisition transactions. The Company is not engaged in any underwriting activities.

The Company is exempt from Rule 15c3-3 under subsection (k) and does not hold, nor does it plan to hold, any customers' securities or funds. Under this exemption, "Computation for Determination of Reserve Requirements" and "Information Relating to Possession or Control Requirements" are not required.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents. The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. As of the Balance Sheet date, the Company had no cash equivalents. In addition, periodically throughout the year, the Company has maintained balances in various bank accounts in excess of federally insured limits. The Company continually monitors its positions with, and the credit quality of the financial institutions with which it invests.

Revenue Recognition. The Company recognizes commission revenue on a settlement date basis. Service revenues from advisory and consulting engagements are recognized when the services are billed.

Fair Value of Financial Instruments. The Company's financial instruments include cash and cash equivalents, receivables, and accounts payable. The fair value of these financial instruments approximates their carrying amounts based on current market indicators such as prevailing interest rates and their nearness to maturity.

1 Company History, Use of Estimates and Significant Accounting Policies. (Cont'd.)

Accounts Receivable. Accounts receivable are recorded when invoices are issued. Receivables are written off when they are determined to be uncollectible. The allowance for doubtful accounts is estimated based on the Company's historical losses, the existing economic conditions, and the financial stability of its customers. The Company believes no allowance for doubtful accounts is necessary at December 31, 2010.

Advertising Expenses. Advertising costs are expensed in the period incurred. Advertising expenses were $75,230, for the year ended December 31, 2010.

Income Taxes. The Company is a Limited Liability Company and has elected to be treated as a partnership for income tax purposes. Accordingly, taxable income and losses of the Company are reported on the income tax returns of the individual members and any resulting tax liability is their responsibility, and therefore no provision for income taxes has been recorded in the accompanying financial statements.

In accordance with Generally Accepted Accounting Principles, a private entity is required to disclose any material uncertain tax positions that management believes does not meet a "more-likely-than-not" standard of being sustained under an income tax audit and to record a liability for any such taxes including penalty and interest. Management of the Company has not identified any uncertain tax positions that require the recording of a liability mentioned above or further disclosure.

Subsequent Events. In preparing its financial statements, the Company has evaluated subsequent events through February 17, 2011, which is the date the financial statements were available to be issued. Management has not identified any material subsequent events that would require reporting or disclosure.

2 Net Capital Requirement.

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of no less than $5,000, and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. The Company had net capital of $225,896, which was $220,896 in excess of its required minimum. The Company's ratio of aggregate indebtedness to net capital did not exceed the requirement.

3 Related Party Transactions.

During the year ended December 31, 2010, the Company paid professional fees of $3,000 to an entity affiliated through common ownership.

The Company also paid owner compensation to the members in the amount of $536,421 during the year ended December 31, 2010. The compensation was primarily for services and client relationships that were developed by the members prior to December 31, 2010.

4 Minimum Future Lease Payments.

The Company has entered into a long-term lease agreement for office space. The office lease expires in January 2015. For the year ended December 31, 2010, the payments under this lease agreement were $25,651.

The following are future minimum lease payments for the years ending December 31:

2011	$ 64,483
2012	65,937
2013	67,392
2014	68,846
2015	5,818
	$ 272,476

SUPPLEMENTARY INFORMATION

CAPITAL VALUE ADVISORS, LLC

COMPUTATION OF NET CAPITAL
DECEMBER 31, 2010

Total Ownership Equity		$ 295,291
Deductions and/or Charges		
Non-Allowable Assets:		
Accounts Receivable	$ (32,500)	
Prepaid Expenses	(36,895)	
Total Non-Allowable Assets		(69,395)
NET CAPITAL		$ 225,896

The accompanying notes are an integral part of the financial statements.

CAPITAL VALUE ADVISORS, LLC

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2010

Total Members' Equity	$	295,291
Additions/Deductions		(69,395)
Net Capital	$	225,896
Total Aggregate Indebtedness	$	29,597
Aggregate Indebtedness to Net Capital		13.1 %

Reconciliation with Company's Computation:

There is a difference from the Company's computations included in its Part II of Form 17a-5 as of December 31, 2010 and the audited computation above.
The difference resulted from an adjustment increasing Prepaid Expenses by $36,895, and decreasing Operating Expenses by $36,895.

	Per Part II of Form 17a-5		Per Audit	
Total Ownership Equity	$	258,396	$	295,291
Deductions:				
Accounts Receivable		(32,500)		(32,500)
Prepaid Expenses		-		(36,895)
Net Capital	$	225,896	$	225,896

The accompanying notes are an integral part of the financial statements.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROLS

To the Members
Capital Value Advisors, LLC

In planning and performing our audit of the financial statements of Capital Value Advisors, LLC (the "Company"), for the year ended December 31, 2010, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and practices and procedures, referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance, that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-a5(g) lists additional objectives of the practices and procedures in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies in internal control, that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. We did not identify matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Bauerle and Company, P.C.
Denver, Colorado

February 17, 2011